FORM RW

CASTOR MARITIME INC.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens,
3036 Limassol
Cyprus
+ 357 25 357 767

March 30, 2021

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Castor Maritime Inc.
Rule 477 Application for Withdrawal Registration Statement on Form F-3 (File No. 333-252443)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), Castor Maritime Inc., a company incorporated in the Republic of the Marshall Islands (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-3 (File No. 333-252443), together with all exhibits thereto, which was initially filed with the Commission on January 27, 2021 (the “Registration Statement”).
The Company confirms that no securities were sold under the Registration Statement.
Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy of the Order to the undersigned via email at petrospan@castormaritime.com, with a copy to the Company’s outside legal counsel, Edward S. Horton of Seward & Kissel LLP, via email at horton@sewkis.com.
The Company also respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for the Company’s future use.
If you have any questions regarding this application, please contact Edward S. Horton of Seward & Kissel LLP by telephone at (212) 574-1265 or by email at the above address.

Yours truly,

CASTOR MARITIME INC.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chairman, Chief Executive Officer and Chief Financial Officer